FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

We Work, c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, BC
V7X 1L4

845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ____        Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

New Found Makes New High-grade, at Surface Discovery Intercepting 72.2 g/t Au Over 9.65m at “Iceberg” Zone

VANCOUVER, British Columbia--(BUSINESS WIRE)--March 1, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the discovery of Iceberg, a high-grade zone located 300m northeast of Keats Main along the highly prospective Appleton Fault Zone (“AFZ”). New Found’s 100%-owned Queensway project comprises a 1,650km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Iceberg Highlights:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-1084	7.70	18.45	10.75	15.27	Iceberg
Including	12.40	13.25	0.85	128.29	Iceberg
Including	14.90	15.75	0.85	20.25	Iceberg
Including	16.15	16.75	0.60	22.11	Iceberg
NFGC-23-1100	36.35	46.00	9.65	72.15	Iceberg
Including	36.35	38.20	1.85	229.48	Iceberg
Including	38.95	39.95	1.00	18.63	Iceberg
Including	41.25	42.10	0.85	13.15	Iceberg
Including	43.45	45.40	1.95	119.63	Iceberg
NFGC-23-1109	17.60	23.25	5.65	19.65	Iceberg
Including	19.00	21.00	2.00	50.52	Iceberg

Table 1: Iceberg Drilling Highlights

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  Today’s holes outline a new high-grade, at surface discovery named Iceberg that spans a strike length of 50m and remains open in all directions and to depth. Drilling collared into mineralization in NFGC-22-1084 with 15.3 g/t Au over 10.75m, while a 25m step-out south intersected 72.2 g/t Au over 9.65m in NFGC-23-1100, and a 25m step-out north intersected 19.7 g/t Au over 5.65m in NFGC-23-1109. All three intercepts are shallow, occurring at depths of less than 30m from surface (Figures 1-4).
  Iceberg is found along the highly prolific Keats-Baseline Fault Zone (“KBFZ”), the structure that is host to the Keats Main Zone. Iceberg shares a similar orientation to Keats Main and is comprised of a multitude of intersecting veins concentrating high-grade gold mineralization. Geological characteristics of Iceberg are nearly identical to those observed at Keats Main and the Company’s current interpretation is that Iceberg is the eastern continuation of Keats Main that has been displaced by faulting.
  As a result of this new interpretation, additional drills have been mobilized to this area to aggressively explore the along strike potential of the KBFZ. Several holes at Iceberg are pending assay.

Greg Matheson, COO for New Found, stated: “The discovery of Iceberg renews our enthusiasm around the highly prolific KBFZ. Iceberg exudes the same qualities that our earlier drilling found at Keats Main. Both display significant quartz veining over several-metre-wide intercepts that start at surface and both are hosted by the KBFZ – a fault with demonstrated ability to concentrate significant amounts of high-grade gold mineralization with considerable strike continuity. The KBFZ is an extensive structure and it has proven once again that it has more to offer. Following the mantra to ‘explore by keeping one foot in mineralization’, we have beefed up our exploration efforts at Iceberg to expand upon the high-grade intercepts reported today and to seek additional near-surface mineralization along strike.

“It is worth noting that this discovery was made by New Found’s geologic team as a result of prediction-based modelling, with the team theorizing a potential faulting off at Keats Main. This is in itself an exciting development as it displays a growing understanding of what is no doubt a complex gold system.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-842	627.45	630.15	2.70	1.26	Keats Main
And	654.00	658.15	4.15	1.80
NFGC-22-955	23.10	26.90	3.80	5.16	Keats Main
Including	26.00	26.90	0.90	17.95
And	33.50	35.50	2.00	2.80
And	60.00	65.20	5.20	1.32	Keats FW
And	66.95	69.15	2.20	3.42
And	237.85	240.60	2.75	2.38
NFGC-22-1084	7.70	18.45	10.75	15.27	Iceberg
Including	12.40	13.25	0.85	128.29	Iceberg
Including	14.90	15.75	0.85	20.25	Iceberg
Including	16.15	16.75	0.60	22.11	Iceberg
NFGC-23-1100	15.75	21.05	5.30	1.30	Iceberg
And	36.35	46.00	9.65	72.15	Iceberg
Including	36.35	38.20	1.85	229.48	Iceberg
Including	38.95	39.95	1.00	18.63	Iceberg
Including	41.25	42.10	0.85	13.15	Iceberg
Including	43.45	45.40	1.95	119.63	Iceberg
NFGC-23-1109	17.60	23.25	5.65	19.65	Iceberg
Including	19.00	21.00	2.00	50.52	Iceberg

Table 2: Summary of composite results reported in this press release for Iceberg and Keats Main

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole number	Azimuth	Dip	Length (m)	UTM E	UTM N	Prospect
NFGC-22-842	297	-45	800	658036	5426690	Keats
NFGC-22-955	300	-45	293	658152	5427501	Keats
NFGC-22-1084	300	-45	62	658429	5427833	Iceberg
NFGC-23-1100	300	-45	140	658423	5427806	Iceberg
NFGC-23-1109	300	-45	116	658466	5427840	Iceberg

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway. Approximately 51,500m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 60% to 95% of reported core lengths. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, sealed and marked with the contents.

NFG submits samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated March 1, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $72-million as of March 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," “interpreted,” "intends," "estimates," "projects," "aims," “suggests,” “indicate,” “often,” “target,” “future,” “likely,” “pending,” "potential," "goal," "objective," "prospective," “possibly,” “preliminary”, and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: March 1, 2023
By:	/s/ Collin Kettell
Chief Executive Officer